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SEC FILE NUMBER
8-32155

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Advisory Group Equity Services, Ltd.

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

SEC Mail Processing
MAR 0 1 2022
Washington, DC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

444 Washington St, Ste 407
(No. and Street)

Woburn	MA	01801
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

William H. McCance	(781) 933-6100	wmccance@tag-ages.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cree Alessandri & Strauss CPAs LLC
(Name – if individual, state last, first, and middle name)

20 Walnut Street, Ste 301	Wellesley Hills	MA	02481
(Address)	(City)	(State)	(Zip Code)

10/30/2018	6566
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, William H. McCance, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Advisory Group Equity Services, Ltd., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: President

Notary Public

JASON ROBERT POLAND
NOTARY PUBLIC
Commonwealth of Massachusetts
My Commission Expires
March 31, 2028

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Cree Alessandri & Strauss
Certified Public Accountants LLC

Report of Independent Registered Public Accounting Firm

To: The Board of Directors of
Advisory Group Equity Services, LTD

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Advisory Group Equity Services, LTD as of December 31, 2021, the related statements of operations, changes in equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Advisory Group Equity Services, LTD, as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Advisory Group Equity Services, LTD's management. Our responsibility is to express an opinion on Advisory Group Equity Services, LTD's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Advisory Group Equity Services, LTD in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Supplemental Schedule I - Computation of Net Capital Under SEC Rule 15c3-1 (page 12), has been subjected to audit procedures performed in conjunction with the audit of Advisory Group Equity Services, LTD's financial statements. The supplemental information is the responsibility of Advisory Group Equity Services, LTD's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Schedule I - Computation of Net Capital Under SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cree Alessandri & Strauss

We have served as Advisory Group Equity Services, LTD's auditor since December 31, 2013.

Cree Alessandri & Strauss CPAs LLC
February 21, 2022

20 Walnut Street, Suite 301, Wellesley Hills, MA 02481
T: 781-480-1517 F: 781-480-1525 www.cascpallc.com

Advisory Group Equity Services, LTD
Statement of Financial Condition
December 31, 2021

Assets	
Current assets	
Cash and cash equivalents	$ 478,120
Cash, restricted	100,315
Commissions receivable, net of $0 allowance	474,407
Due from affiliates	38,872
Investments	5,630
Prepaid charges and other current assets	327,780
Total current assets	1,425,124
Property & equipment	
Furniture and equipment, at cost	132,579
Less: accumulated depreciation	(93,830)
Net property & equipment	38,749
Other assets	
Operating lease right of use asset	104,312
Security deposit	11,400
Total other assets	115,712
Total assets	$ 1,579,585
Liabilities and Shareholder's Equity	
Current liabilities	
Commissions & accounts payable	$ 523,829
Note payable- premium finance	202,656
Accrued expenses	39,398
Operating lease liability- current portion	49,182
Deferred registered representative fees	187,460
Total current liabilities	1,002,525
Long-term liabilities	
Operating lease liability	55,130
Total long-term liabilities	55,130
Total liabilities	1,057,655
Shareholder's equity	
Common stock, no par value, 15,000 shares authorized, 100 shares issued and outstanding	6,500
Additional paid in capital	647,159
Deficit	(130,249)
Comprehensive income (loss)	(1,480)
Total shareholder's equity	521,930
Total liabilities and shareholder's equity	$ 1,579,585

The Report of the Independent Registered Public Accounting Firm and the accompanying notes are an integral part of these financial statements.

Advisory Group Equity Services, LTD

Statement of Operations

For The Year Ended December 31, 2021

Revenues:	
Commission & Brokerage Income	$ 7,339,877
M & A Advisory Fees	670,625
Other income	473,268
Total revenue	8,483,770
Operating expenses:	
Commission expenses	5,844,903
Employees compensation and benefits	1,308,712
Clearance fees	467,110
Communications and technology	252,974
Insurance	182,004
Professional fees	148,373
Occupancy expense	83,075
Regulatory fees	76,720
Other operating expenses	72,687
Office expenses	36,736
Travel and entertainment	32,628
Due diligence expense	15,000
Depreciation	13,112
Postage and delivery	6,273
Education and training	5,958
Total operating expenses	8,546,265
Other revenues & losses	
PPP loan forgiveness	164,442
Unrealized loss on investments	(1,480)
Comprehensive income for the year	$ 100,467

The Report of the Independent Registered Public Accounting Firm and the accompanying notes are an integral part of these financial statements.

Advisory Group Equity Services, LTD
Statement of Changes in Equity
For the Year Ended December 31, 2021

	Common Stock	Additional Paid in Capital	Accumulated Deficit	Comprehensive Income	Total
Balance, December 31, 2020	$ 6,500	$ 647,159	$ (232,196)	$ -	$ 421,463
Net income for year	-	-	101,947	(1,480)	100,467
Balance, December 31, 2021	$ 6,500	$ 647,159	$ (130,249)	$ (1,480)	$ 521,930

The Report of the Independent Registered Public Accounting Firm and the accompanying notes are an integral part of these financial statements.

Advisory Group Equity Services, LTD

Statement of Cash Flows

For the Year Ended December 31, 2021

Cash flows from operating activities:		
Net income for year	$	100,467
Adjustments to reconcile income to net		
cash provided/(used) by operating activities:		
Depreciation		13,112
Unrealized loss on investments		1,480
(Increase) decrease in:		
Commissions receivable, net of $0 allowance		282,190
Prepaid expenses		(8,596)
Commissions & accounts payable		(83,717)
Accrued expenses		(14,794)
Deferred registered representative fees		55,324
Net cash provided by operating activities		345,466
Cash flows from investing activities:		
Stock received in lieu of cash		(7,110)
Purchase equipment		(25,352)
Net cash used by investing activities		(32,462)
Cash flows from financing activities:		
Decrease insurance premium financing		(7,808)
Payroll protection loan forgiveness		(164,442)
Net cash used by financing activities		(172,250)
Net increase in cash and cash equivalents		140,754
Cash and cash equivalents, beginning of the year		437,681
Cash and cash equivalents, end of the year (restricted cash of $100,315)	$	578,435
Non-cash financing activities:		
Amortization of operating lease right of use asset	$	50,968
Amortization of operating lease liability	$	50,968
Supplemental disclosures of cash flow information		
Cash paid during the year for:		
Income taxes	$	-
Interest	$	5,510

The Report of the Independent Registered Public Accounting Firm and the accompanying notes are an integral part of these financial statements.

Note 1 – Nature of Business and Summary of Accounting Policies

Advisory Group Equity Services, LTD. (the Company) was formed June 25, 1984 as a Massachusetts corporation. The Company is a registered securities broker/dealer engaged in securities trading and sales, retail brokerage and other financial services. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and clears its customer accounts through StoneX Financial, Inc (formerly INTL Custody & Clearing Solutions, Inc.) SEC No. 8-51269, another broker/dealer, on a fully disclosed basis.

The Company is a wholly owned subsidiary of TAG Group, Inc.

Basis of accounting:

The accompanying financial statements are presented utilizing accounting principles generally accepted in the US (GAAP), on the accrual basis of accounting. Other significant accounting principles are described below.

Cash and Cash Equivalents

The Company considers deposits and short-term debt securities with maturities of ninety days or less to be cash and cash equivalents.

Risks and Uncertainties

In March 2020, the Coronavirus Disease of 2019 (COVID-19) was declared a global pandemic, resulting in federal, state, and local governments mandating various restrictions. Due to public health concerns, and guidelines, in-person programing and events were suspended or curtailed. The Board and Management are continuing to monitor operational and financial contingency plans to address interruptions in the mission critical programming caused by the emergency. The Company's priorities are to ensure the safety of our staff, and clients, and future ongoing operations. While restrictions have eased, there is considerable uncertainty around their duration, and the related financial impact cannot be estimated at this time.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Income Taxes

The Company is a member of a consolidated group for federal and state income tax purposes. The Company's parent has elected to file the consolidated federal and income tax returns as an S-Corporation under the Internal Revenue Code and to treat the Company as a qualified subchapter S subsidiary ("QSUB"). With this election all income is reported by the shareholders of the parent company on their individual income tax returns.

The Company adopted, "Accounting for Uncertainty of Income Taxes", which prescribes comprehensive guidelines for recognizing, measuring, presenting, and disclosing in the financial statements tax positions taken or expected to be taken on tax returns. The Organization has no uncertain tax positions during the year ended December 31, 2021.

Note 1 – Nature of Business and Summary of Accounting Policies (continued)

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash deposits. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2021, the Company had balances of $107,187 more than the FDIC insured limit on deposits at one institution. The Company has not experienced any losses in such accounts.

The Company maintains cash balances in accounts that are not insured by the FDIC. On December 31, 2021, the uninsured cash balances in those accounts totaled $5,481.

Revenue and Cost Recognition

The Company recognizes commission and brokerage income and related expenses on a settlement date basis, which is the industry standard. Accounting principles generally accepted in the United States of America requires trade date presentation. Income and related expenses because of settlement date to trade date conversion are immaterial to the financial statements. M & A advisory fees consist of advisory, retainer and success fees. Advisory fees are recognized over time as the related performance obligations are satisfied. Success fees are recognized at a point in time when a transaction is consummated within the terms of the agreement.

Uncollectible Commissions and Fees Receivable

Commissions receivable have been adjusted for all known uncollectible amounts. An allowance for uncollectable commissions receivable was not considered necessary as of December 31, 2021.

Furniture, Equipment, and Leasehold Improvements

Acquisitions of property and equipment are stated at cost. Any expenditure for repairs, maintenance, renewals, and betterments that enhance the useful lives of the assets are capitalized and depreciated. Depreciation is provided based on accelerated and straight-line methods over the estimated useful lives of the assets. The estimated useful lives of furniture and equipment are 5 to 7 years and 15 years for leasehold improvements.

Note 2 – New Accounting Pronouncements

ASU 2016-02 Leases ("ASU 2016-02")

Effective January 1, 2019, the Company adopted ASU 2016-02, which supersedes previous guidance on accounting for leases. ASU 2016-02 requires lessees to recognize leases longer than 12 months on their balance sheets. It requires different patterns of recording lease expense for financial and operating leases. It also requires expanded lease agreement disclosures.

See Note 4 for detail on how the new lease accounting standard impacts the reporting and disclosures for leases entered into by the Company.

Note 3 - Fair Value Measurements

The "Fair Measurements and Disclosures" topic in the FASB Accounting Standards Codification establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3), defines fair value, establishes a framework for measuring fair value, and

Note 3 - Fair Value Measurements (continued)

establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. FASB ASC 820 requires disclosures of the fair values of most financial instruments for which it is practicable to estimate that value. The scope of FASB ASC 820 excludes certain financial instruments such as trade receivables and payables when the carrying value approximates the fair value, employee benefit obligations and all non-financial instruments, such as fixed assets. The fair value of the Company's assets and liabilities which qualify as financial instruments under FASB ASC 820 approximate the carrying amounts presented in the Statement of Financial Condition.

The three levels of the fair value hierarchy under ASC 820 and its applicability to the Company are described:

- Level 1 - Pricing inputs are quoted prices available in active markets for identical assets or liabilities the Company has the ability to assess. As required by the FASB "Fair Value Measurements and Disclosures" topic, the Company does not adjust the quoted prices for these investments even in situations where the Company holds a large position, and a sale could reasonably impact the quoted price.

- Level 2 - Pricing inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly for substantially the full term through corroborations with observable market data. Level 2 includes investments valued at quoted prices adjusted for legal or contractual restrictions specific to those investments.

- Level 3 – Pricing inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. Level 3 includes investments that are supported by little or no market activity.

Note 4 – Leases

The Company has operating leases for corporate office space and certain equipment. The annual rental under the lease for corporate office space is $56,544 payable in monthly installments of $4,712. Annual rental under the lease for equipment is $5,992 payable in monthly installments of $499.

The adoption of ASU 2016-02 beginning January 1, 2019 resulted in the recognition of an operating lease right of use asset and an operating lease liability. Initially recorded at the present value of the lease payments, both are reported on the balance sheet.

At December 31, 2021, the balance of the operating right of use asset was $104,312; reported as other assets on the balance sheet. The December 31, 2021, balance of the operating lease liability was $104,312; reported as a long-term liability.

The weighted average of the remaining operation lease term was 4 years. The weighted average discount rate for the operating lease was 7.5%.

Maturities of operating lease liabilities were as follows:

Year	Amount
2022	$ 62,536
2023	62,536
2024	10,704
2025	1,997
Total	137,773
Less: present value discount	(33,461)
Lease liability at 12/31/2021	$ 104,312

Note 5 – Note Payable – Premium Finance

The Company financed the premium for its 2021-2022 Securities Broker-Dealer Professional Liability Insurance Policy with AFCO. The annual interest rate for the loan is 4.75%. Eleven payments of $18,864 are required, beginning January 10, 2022. The final payment is due November 10, 2022, at which time the obligation will be fully paid.

Note 6 – Revenues from Contracts with Customers

Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers* and subsequent related updates modified the guidance used to recognize revenue from contracts with customers for transfers of goods or services and transfers of nonfinancial assets, unless those contracts are within the scope of other guidance. The guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration the entity expects to be entitled in exchange for those goods or services.

The following provides detailed information on the recognition of revenues from contracts with customers:

Commission & Brokerage Income

The Company buys and sells securities on behalf of its customers on a fully disclosed basis. Each time a customer enters into a buy or sell transaction, the Company charges a commission. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are exercised on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe it can overcome the constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

The Company earns revenue from participating in underwriting services as manager or as a member of a selling group. The company believes that the sale of the securities is the only performance obligation in the agreements to which it is a party. The obligation is satisfied on the trade date and the fees earned are recognized as revenue at that time. The Company may incur costs in connection with underwriting services. Under the new guidance, the Company concluded that an underwriter acts as a principal in the delivery of underwriting services for the portion of the issuance that they are responsible for selling but are an agent for expenses incurred on behalf of other underwriters. In 2021, the Company presented costs for underwriting services in which it acts as a principal as expenses in the statement of income.

M & A Advisory Fees

Clients are provided with a full range of capital markets and financial advisory services. Capital markets services include placement agent services in both the equity and debt capital markets, including private equity placements, initial public offerings, and follow-on offerings. Financial advisory services primarily

Note 6 – Revenues from Contracts with Customers (continued)

consist of fees generated by providing financial and strategic advisory services, including investment advice, strategic advice, research, and administrative services. Capital raising revenues are recognized at a point in time upon close of the transaction, as the client obtains the control and benefit of the capital markets offering at that point. Costs associated with capital raising transactions are deferred until the related revenue is recognized or the engagement is otherwise concluded. Costs are recorded on a gross basis within other operating expenses in the Statement of Income as the Company is acting as a principal in the arrangement. Any expenses reimbursed by the Company's clients are recognized as reimbursed expense income.

Financial advisory service revenue can be both fixed and variable and can be recognized over time and at a point in time. Retainer fees from merger and acquisition engagements are fixed fees, and success fees from merger and acquisition engagements are typically variable fees. Success fees are recognized at a point in time when the transaction is complete since the related performance obligation has been satisfied. Retainer fees from merger and acquisition engagements are fixed fees recognized over time using a time elapsed measure of progress as the Company's clients simultaneously receive and consume the benefits of those services as they are provided.

Disaggregation of Revenue

The following tables present the Company's revenues from contracts with customers by business activity for the period ended December 31, 2021:

Revenues from contracts with customers:	
Commission & Brokerage Income	$ 7,339,877
M & A Advisory Fees – success	670,625
Total revenue from contracts with customers	$ 8,010,502

Information on Remaining Performance Obligations and Revenue Recognized from Past Performance

Information is not disclosed about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less. The transaction price allocated to remaining unsatisfied or partially unsatisfied performance obligations with an original expected duration exceeding one year was not material at December 31, 2021. M & A Advisory Fees that are contingent upon completion of a specific milestones are also excluded as the fees are considered variable and not included in the transaction price at December 31, 2021.

Contract Balances

Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. Fees received prior to the completion of the performance obligation are recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met. Deferred revenue would primarily relate to retainer fees received in M & A advisory engagements. There was no deferred retainer revenue as of December 31, 2021.

Expenses associated with M & A advisory engagements are deferred only to the extent they are explicitly reimbursable by the client and the related revenue is recognized upon completion of services. All other M & A advisory related expenses are expensed as incurred. All M & A advisory expenses are recognized within their respective expense category on the Statement of Income and any expenses reimbursed by clients are recognized as reimbursed expense income on the Statement of Operations. For the year ended December 31, 2021, there was no reimbursed income.

Note 7 – Net Capital Requirements

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires maintaining minimum net capital of $50,000 or six and two thirds percent of "aggregated debt items" whichever is greater, as defined. As of December 31, 2021, the Company had a net capital requirement of $66,835.

To be incompliance with this rule, the Company's ratio of aggregated indebtedness to net capital must not exceed 15 to 1. At December 31, 2021, the ratio of the Company's aggregate indebtedness to net capital ratio was 9.5875 to 1.

Note 8 – Subsequent Events

Management has evaluated events and transactions occurring after the date of the Statement of Financial Condition through February 21, 2022, which is the date the financial statements were available to be issued. Management has determined that none of the events occurring after the date of the Statement of Financial Condition through the date of management's review substantially affect the amounts and disclosures in the accompanying financial statements.

The Securities and Exchange Commission adopted a new rule under the Securities Exchange Act of 1934 ("Regulation Best Interest") that enhanced broker-dealers standard of conduct beyond then existing obligations. The SEC has determined that the use of the term "advisory" in the Company's name does not meet the standards under Regulation Best Interest. Accordingly, on January 18, 2022, the Company changed its name to AGES Financial Services, Ltd.

Note 9 – SBA PPP Loan

On April 15, 2020, the Company applied for and received a "Paycheck Protection Program Loan", in the amount of $166,442. The loan was through Reading Cooperative Bank. The PPP Loan and accrued interest are forgivable if the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities and maintaining payroll levels. During 2021, the Company received notice from the SBA that the PPP funds were appropriately used, and all amounts were fully forgiven.

Cree Alessandri & Strauss
Certified Public Accountants LLC

Independent Registered Public Accounting Firm Report on Agreed-Upon Procedures on schedule of assessments and payments (Form SIPC-7)

To the Board of Directors of
Advisory Group Equity Services, LTD
Woburn, MA

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Advisory Group Equity Services, LTD and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation – (Form SIPC-7) of Advisory Group Equity Services, LTD for the year ended December 31, 2021, solely to assist you and SIPC in evaluating Advisory Group Equity Services, LTD compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Advisory Group Equity Services, LTD's management is responsible for the Advisory Group Equity Services, LTD's compliance with those requirements. This agreed- upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences:

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and workpapers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences, and;

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

20 Walnut Street, Suite 301, Wellesley Hills, MA 02481
T: 781-480-1517 F: 781-480-1525 www.cascpallc.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cree Alessandri + Strauss

Cree Alessandri & Strauss CPAs LLC
February 21, 2022

Cree Alessandri & Strauss, Certified Public Accountants LLC
20 Walnut Street, Suite 301, Wellesley Hills, MA 02481
T: 781-480-1517 F: 781-480-1525 www.cascpallc.com

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 12/31/2021
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

31255 FINRA DEC

ADVISORY GROUP EQUITY SERVICES, LTD
444 WASHINGTON ST STE 407
WOBURN, MA 01801-1072

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
BRUCE FOX 781-933-6100

2. A.	General Assessment (item 2e from page 2)	$ 7,464
B.	Less payment made with SIPC-6 filed (**exclude interest**) 08/03/2021 Date Paid	(3,080)
C.	Less prior overpayment applied	(-)
D.	Assessment balance due or (overpayment)	3,634
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	-
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 3,634

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☑
Total (must be same as F above) $ 3,634

H. Overpayment carried forward $(-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ADVISORY GROUP EQUITY SERVICES, LTD
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 23 day of FEBRUARY, 20 22.

PRESIDENT
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2021
and ending 12/31/2021

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 8,648,212
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	2,975,467
(2) Revenues from commodity transactions.	-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	-
(4) Reimbursements for postage in connection with proxy solicitation.	-
(5) Net gain from securities in investment accounts.	-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): PPP $164,442; ADMIN FEES $285,000; RR FEES $121,345 (Deductions in excess of $100,000 require documentation)	637,718
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 5,510	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 59,040	
Enter the greater of line (i) or (ii)	59,040
Total deductions	3,672,225
2d. SIPC Net Operating Revenues	$ 4,975,987
2e. General Assessment @ .0015	$ 7,464

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